

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Peng Shen
Chief Executive Officer
Waterdrop Inc.
Block C, Wangjing Science and Technology Park
No. 2 Lize Zhonger Road, Chaoyang District, Beijing
People's Republic of China

> **Re: Waterdrop Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted April 2, 2021**
> **CIK No. 0001823986**

Dear Mr. Shen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted April 2, 2021

Corporate History and Structure, page 10

1.   Please revise this chart describing your corporate structure to indicate the percentage of voting power held by Class A and Class B shareholders. Also include footnotes that indicate the percentages of voting power that your insiders hold.

Notes to Consolidated Financial Statements
Note 17: Share-Based Compensation, page F-44

2.   On page F-48 you disclose a transaction in June 2020 whereby you recorded RMB55.8 million in compensation associated with purchase of ordinary shares by your Founder

from a member of your executive management. You disclose that the charge was based on the excess of the $0.12 per share purchase price over the fair value of your ordinary shares at that time. Please tell us why there was an excess of purchase price over fair value for a $0.12 purchase price when you disclose on page 110 that your ordinary shares had a fair value of $0.20 per share on March 16, 2020 and $0.30 per share on June 28,2020.

Note 22: Subsequent Event, page F-54

3.

We note that you ceased operation of the Waterdrop Mutual Aid business in March of 2021. Please address the following:

- Prior to requesting effectiveness of your registration statement, please quantify here or in Management's Discussion and Analysis your estimate of your offer to cover medical expenses to be incurred plus the cost of one-year of health insurance coverage for participants in your prior Mutual Aid platform and how much of this amount will be recorded as a reduction of revenue.
- Disclose the number of active participants at cessation of the Mutual Aid platform and how many of these participants were collecting benefits.
- Clarify what you mean by the "transition period." Explain when your offer of a one-year complementary health insurance policy begins, for example after the transition period or concurrent. Also, explain when such policies will become effective.
- For participants who will not qualify for a one-year complementary health insurance policy due to pre-existing conditions, if applicable, clarify your obligation under your offer.

You may contact Mark Brunhofer at (202) 551-3638 or Michelle Miller at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance